         GIORDANO, HALLERAN & CIESLA
          A PROFESSIONAL CORPORATION              JOHN C. GIORDANO, JR.        GERALD P. LALLY
                                                  FRANK R. CIESLA              SEAN E. REGAN |_|
               ATTORNEYS AT LAW                   BERNARD J. BERRY, JR.        JAY S. BECKER
                                                  THOMAS A. PLISKIN            TIMOTHY D. LYONS                   OF COUNSEL:
              PLEASE RESPOND TO:                  JOHN A. AIELLO               J. SCOTT ANDERSON                JOHN R. HALLERAN
         U.S. POSTAL SERVICE ADDRESS:             MICHAEL J. GROSS             PETER B. BENNETT                S. THOMAS GAGLIANO
             POST OFFICE BOX 190                  JOHN A. GIUNCO               LAURENCE I. ROTHSTEIN            RONALD P. HEKSCH
         MIDDLETOWN, NEW JERSEY 07748             EDWARD S. RADZELY            ROBERT J. FEINBERG |_|          DERRICK A. SCENNA
                                                  SHARLENE A. HUNT             PATRICK S. CONVERY
                     OR:                          PHILIP D. FORLENZA           MICHAEL A. PANE, JR.                 -------
 HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:     MICHAEL J. CANNING |_|       MICHAEL J. VITIELLO
              125 HALF MILE ROAD                  PAUL H. SCHNEIDER            STEVEN M. DALTON                 JOHN C. GIORDANO
          RED BANK, NEW JERSEY 07701              ELIZABETH CHRISTIAN          PAMELA J. KNAUER                   (1921-1989)
                                                  ANDREW B. ROBINS             TIMOTHY J. DENGLER
                (732) 741-3900                    MICHAEL A. BRUNO             CATHERINE J. BICK                    -------
             FAX: (732) 224-6599                  KURT E. ANDERSON             MONICA J. CERES
                                                  PAUL T. COLELLA
                www.ghclaw.com
                                                              -------                      -------          |_|CERTIFIED BY
                                                                                                               THE SUPREME COURT OF
                                                  TARA PHELAN CARVER           MELISSA V. SKROCKI              NEW JERSEY AS A CIVIL
                                                  TARA L. BENSON               AFIYFA H. BOLTON                TRIAL ATTORNEY
                                                  RACHEL M. RINNINSLAND        CRAIG M. GIANETTI
                                                  LISA MICELI WATERS           ARI G. BURD
                                                  GREGORY BANACKI, JR.         KEVIN B. LEGREIDE
                                                  THEODORE P. BROGOWSKI        MATTHEW J. CERES
                                                  BRIAN H. HARVEY              SCOTT A. COWAN

DIRECT DIAL NUMBER                  DIRECT EMAIL                                                              CLIENT/MATTER NO.
(732) 219-5483                      pforlenza@ghclaw.com                                                       14652/0001

                                                   May 31, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

      RE:   Foodarama Supermarkets, Inc.
            Amendment No. 1 to Schedule 13E-3
            Filed May 8, 2006
            File No. 005-32085

            FSM-Delaware
            Amendment No. 1 Registration Statement on Form S-4
            Filed May 8, 2006
            File No. 333-132745

            Foodarama Supermarkets, Inc.
            Schedule 13E-3
            Filed May 9, 2006
            File No. 005-32085

            Foodarama Supermarkets, Inc.
            Schedule TO
            Filed May 9, 2006 by Saker Holdings Corp. et. Al.
            File No. 005-32085

Ladies and Gentlemen:

      The following sets forth the comments made by the Staff on the above captioned Amendment No. 1 to Schedule 13E-3, Amendment No. 1 to Registration Statement on Form S-4, Schedule 13E-3 and Schedule TO in its letter dated May 24, 2006 and the responses thereto:

  OUR TRENTON OFFICE: 441 EAST STATE STREET, TRENTON, NEW JERSEY 08608, PHONE:
                                 (609) 695-3900

GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 2


Schedule 13E-3

1. We note your response to comment 1 of our letter dated April 26, 2006. We also note that each of Mr. Thomas Saker and Joseph Saker Family Partnership appear to be the beneficial owner of more than 10% of your outstanding common stock. As such, we believe these persons are affiliates of Foodarama and must be added as filing persons to this Schedule 13E-3.

      Response - Thomas Saker and the Joseph Saker Family Partnership, L.P. have been added as filing persons to the Schedule 13E-3.

2.    We reissue our prior comment 34 in part. Please file as exhibits to this
      Schedule 13E-3 the Blair presentations dated January 20 and January 27, 2006. Refer to Item 1016(c) of Regulation M-A.

      Response - Blair has advised us that it does not believe that it is appropriate to file its January 20 and January 27, 2006 presentations as exhibits for the following reasons:

      The preliminary analyses were not "reports, opinions or appraisals" as those terms are used in Item 1016(c) of Regulation M-A. Item 1015 references "any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered ..." The analyses provided by Blair were not prepared as such reports or opinions, and the Company's board understood that. Accordingly, the regulation does not require the filing of these presentations as exhibits.

      Each presentation was a preliminary, draft analysis, and neither was intended to serve as the basis for a board decision regarding the transaction or for a determination of the consideration to be received. Filing the preliminary analyses pursuant to Item 1016 would suggest that the preliminary materials were more significant than was intended and were given more weight than actually occurred. In addition, the filing may lead the reader to the erroneous conclusion that Blair rendered more than one opinion in the transaction. Finally, insistence on filing preliminary analysis will serve to limit the information available to a special committee or board of directors, as investment banks will choose not to provide preliminary materials and only provide those final analyses that are actually used in connection with their final fairness opinion.

      Blair also believes that the inclusion of the preliminary presentations does not meaningfully add to the reader's understanding of the fairness of the consideration because the contents of those two preliminary presentations are substantially similar to the March 2, 2006 final presentation. The effect of these different forecasts is highlighted in the discussion of the analysis of Blair's opinion and the differing

 GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 3


      projections are included in the filing.

S-4

3.    We reissue comment 15. The information required by Items 7, 8 and 9 of
      Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise.

      Response - The section captioned "Special Factors" has been moved so that it now appears in the proxy statement/prospectus immediately after the Summary Term Sheet.

4. We note your responses to comments 19 and 20 of our letter dated April 26, 2006. Please disclose whether each filing person believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated shareholders, rather than to shareholders unaffiliated with Saker Holding Group. It appears that the latter group includes officers, directors and other affiliates of Foodarama who may not be affiliated with Saker Holding Group. Please also address how any filing persons relying on the Blair opinion were able to reach the fairness determination as to unaffiliated shareholders given that the Blair fairness opinion addressed fairness with respect to shareholders unaffiliated with Saker Holdings Group, rather than shareholders unaffiliated with Foodarama.

      Response - Disclosure has been added on pages 5 and 34 in response to the above comment.

Background of the Share Exchange and Tender Offer, page 32

5. We note your response to comment 31 of our letter dated April 26, 2006. Further, we note that you state that Mr. Burkle did not explain to the Special Committee's satisfaction why Yucaipa took the position that it would be a qualified successor. Please revise to clarify whether Mr. Burkle offered any explanation and if so, disclose Yucaipa's explanation.

      Response - The language in the second paragraph on page 28 has been revised in response to the above comment.

6. We note that the board presentation materials discussed a Wakefern withdrawal fee in the amount of $330 million. Please revise to discuss this discrepancy. Further, please discuss whether Wakefern confirmed that the withdrawal fee amounted to $300 million.

      Response - The Wakefern withdrawal fee is based in part on a "Profit Contribution

 GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 4

      Factor" that is applied to Foodarama's minimum required purchases from Wakefern. In 2005, the purchaser group estimated the withdrawal fee to be approximately $270 million. Several months later, Blair calculated an estimated withdrawal fee. Because the Profit Contribution Factor is periodically adjusted and the dollar amount of the minimum purchase requirements will depend upon the total amount of goods purchased by Foodarama from all suppliers, Blair calculated a range of withdrawal fees ($308 million to $360 million) using different assumptions with respect to the Profit Contribution Factor and the minimum purchase requirements. Representatives of Wakefern acknowledged to Blair that they believed that this represented a reasonable range. In light of the fact that the withdrawal fee is a variable amount, we have used an approximate fee of $300,000,000 for purposes of consistency and to avoid confusing disclosure.

7. We note that in the board presentation materials dated March 2, 2006, Blair states that one co-op member, Village Supermarkets, would avoid the structural limits imposed by the Wakefern Agreement and that Village had not contacted the Special Committee to express interest. Please tell us, with a view toward disclosure, whether Village was contacted during the negotiations.

      Response - Village was not contacted during the negotiation. As disclosed in the carryover paragraph on page 27, in the course of analyzing the purchaser group's proposal, the Special Committee and its advisors discussed the alternatives which might be available to Foodarama including the possible sale of Foodarama to a member of the Wakefern cooperative under circumstances which would not trigger the withdrawal fee. Despite the passage of considerable time from the date of the purchaser group's proposal, there was no interest expressed in a transaction by any shareholders of Wakefern, including Village. In addition, Blair noted that Village is smaller than Foodarama in terms of revenues and has no recent history of making acquisitions. Further, members of the purchaser group had reiterated earlier communications to the Special Committee that they had no interest in participating in alternative transactions, such as selling their interest in Foodarama to a third party or the sale of any portion of Foodarama's business. Accordingly, Blair was not requested to, and did not, solicit indications of interest from either Village or other third parties.

Opinion of the Financial Advisor to the Special Committee, page 45

8. We note that in the first full paragraph on page 47, you state that Blair assumed that the Wakefern Stockholders' Agreement significantly limited other parties that would be deemed a "qualified successor," yet in the board presentation materials dated March 2, 2006, Blair states that none of the valuation analyses reflect any reduction in value associated with the Wakefern agreement. Please advise us, and revise the disclosure as

 GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 5


      appropriate.

      Response - Disclosure has been added on page 36 to indicate that Blair did not discount the value of Foodarama's common stock to take into account the impediments to alternative transactions imposed by the Wakefern Stockholders' Agreement. As reflected in the new disclosure, Blair's view was that if these factors were reflected in its valuation, the effect would be to reduce the range of values for Foodarama shares. In addition, Blair believed that these factors were difficult to quantify and the consideration payable in the tender offer and merger transactions was fair from a financial point of view even if these factors were not explicitly factored into the valuation range.

Selected Public Company Analysis, page 48

9. We note your response to comment 36 of our letter dated April 26, 2006; however, we reissue our comment. Note that providing only the results of Blair's analysis does not allow security holders to determine how the analysis' results were achieved in the prospectus delivered to the security holders.

Response - The data has been added on pages 39 and 40 in response to the above comment.

Discounted Cash Flow Analysis, page 51

10. Please include a cross-reference to the section of the prospectus that includes the financial projections upon which this analysis was based.

      Response - A cross reference has been added on page 42 in response to the above comment.

11. We are unable to find revisions made in response to comment 39 and we reissue it.

      Response - Disclosure has been added on page 42 in response to the above comment.

Recommendation of the Special Committee, page 55

12. Please disclose whether the special committee considered such factors as net book value, going concern value and liquidation value, according to Instruction 2 to Item 1014 of Regulation M-A. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered.

      Response - Disclosure has been added on pages 37 and 47 to discuss why net book

 GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 6

      value and liquidation value were not considered. With regard to going concern value, Blair has advised that all of its analyses were conducted with a view to determining the going concern value of Foodarama so that it could render its opinion as to the fairness of the tender offer and merger consideration.

Position of Saker Holdings Corp. and the Purchaser Group, page 58

13. We note in the ninth bullet point in this section that the purchasing group believe the tender offer consideration to be fair "considering Foodarama's recent financial performance, profitability and uncertain financial prospects." Please discuss how this factor relates to the determination that the transaction is fair to the unaffiliated security holders rather than listing it in a conclusory manner. Also apply this comment to the discussion of the purchasing group's analysis of liquidation value: what specifically about the purchasing group's knowledge of the supermarket industry supports the stated conclusion?

      Response - Disclosure has been added on pages 50 and 51 in response to this comment.

14. Refer to the first paragraph after the last bullet point in this section. Please quantify the amount of the going concern value which you state exceeds the book value.

      Response - This paragraph has been revised to delete the language which stated that going concern value exceeded book value.

Source and Amount of Proposed Financing, page 74

15. We note your response to comment 47 of our letter dated April 26, 2006. Please quantify the accrued amount of the ticking fee to date.

      Response - The amount of the ticking fee that will be accrued as of May 31, 2006 has been disclosed on page 71.

Securities Ownership of Foodarama Management, page 99

16. We reissue comment 53. Please revise the table to include all members of the purchasing group and to show each member of the purchasing group as having beneficial ownership of all shares held by every other member of the purchasing group.

      Response - The table on page 94 has been revised in response to the above comment.

Selected Historical Consolidated Financial Data, page 106

 GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 7


17. We reissue comment 57 in part. Note that your not having historically reported a ratio of earnings to fixed charges does not affect your obligation to present that information in this filing. Please provide the required disclosure.

      Response - The ratio of earnings and fixed charges has been disclosed on page 103.

Schedule TO-T

18. The filing bears an incorrect EDGAR header identification tag. Given that you have not commenced your offer, the filing should have been made with a header identification tag of TO-C. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the office of Edgar and Information Analysis at (202) 772-9216.

      Response - As suggested, a written request to change the header identification tag has been faxed to the office of Edgar and Information Analysis.

19. Given the substantial similarity of the Schedule 13E-3 disclosure in this filing and in the S-4/13E-3, please comply with the foregoing comments on
      Schedule 13E-3 disclosure in this filing.

      Response - Corresponding changes have been made to the Offer to Purchase incorporated by reference in the other Schedule 13E-3 to comply with the comments made with respect to the Registration Statement on S-4.

Offer to Purchase

Cover page

20. Please disclose here or in the Introduction section (page 18) the names of all of the members of the Purchaser Group.

      Response - The names of all of the members of the Purchaser Group have been identified on the cover page.

Summary Term Sheet, page 4

21. Please explain how the beneficial ownership of the Purchaser Group increases from 51.5% to 55.5% when using the definition of beneficial ownership of Section 13(d).

      Response - The references to 51.5% included in the Offer to Purchase reflect the number of shares actually owned or controlled by members of the Purchaser Group.

 GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 8


      The references to 55.5% (which have been updated to be 55.7%) reflect beneficial ownership as defined by Rule 13d-3, which requires shares subject to currently outstanding options and shares held by certain relatives of the members of the Purchaser Group to be included in the calculation.

22. With respect to the intended tender of 31,272 shares by members of the Purchaser Group and others, please clarify which members of the group intend to tender and the reasons for doing so.

      Response - Disclosure has been added on page 4 in response to the above comment.

23. With respect to the first bullet point on page 8 ("Our interests in the offer ..."), please revise to disclose that members of the Purchaser Group will also cash out approximately $1.66 million in exchange for tendered securities.

      Response - Disclosure has been added on page 8 in response to the above comment.

Questions and Answers about the Tender Offer, page 9

How will U.S. taxpayers be taxed for U.S. federal income tax purposes?, page 14

24. While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

      Response - The language urging shareholders to consult their tax advisors has been revised to suggest that shareholders "should" consult their tax advisors.

Introduction, page 18

25. With respect to the penultimate paragraph of page 22, please tell us why the Purchaser Group (and its members) may disclaim its responsibility for the accuracy of the disclosure of an entity controlled by that group.

      Response - The language disclaiming responsibility for the accuracy of the disclosure has been deleted from the document.

Acceptance for Payment and Payment for Shares, page 68

26. Please revise the language in the first paragraph of this section that states that you will pay for tendered shares "as promptly as practicable" after the expiration of the offer to state that you will make that payment "promptly," as required by Rule 143-1(c). Please

 GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 9


      make a similar revision in the sections headed "Other Requirements," on page 70.

      Response - The words "as promptly as practicable" have been changed to "promptly" on pages 72 and 76.

Price Range of Shares, page 75

27. Please revise the first paragraph to clarify your reference to "public sources" being the basis for your disclosure. Which public sources do you mean? Are your source reports from the American Stock Exchange?

      Response - The first paragraph on page 81 has been revised to refer to reports of the American Stock Exchange, instead of public sources.

Certain Information Concerning the Company, page 76

28. Please tell us why you are only providing a summary of the financial projections previously disclosed to various other parties and tell us the nature of the information that is not included in these summaries. Alternatively, please disclose the entire set of projections.

      Response - The information that is contained in the projections of future operating results but not included in the summary of the projections set forth in the Offer to Purchase consists primarily of details regarding the composition of certain line items which would not typically appear in a financial statement presentation. For example, five items comprising cost of goods sold and 29 items comprising general and administrative expenses are set forth in the income statement presentations contained in the complete projections. We respectfully submit that the presentation of this level of detail is not customary and would not meaningfully increase the reader's understanding of Foodarama's future operating results.

      The full projections also included balance sheet and cash flow information. Inasmuch as changes in Foodarama's balance sheet vary little from year to year and a shareholder is more likely to base his decision on projected operating results than on projected balance sheet data, we did not believe that the inclusion of projected balance sheet data would meaningfully enhance disclosure. With regard to cash flow information, please note that the summarized projections present EBITDA, which we believe is the cash flow measure considered most meaningful to investors. We respectfully submit that the inclusion of a more detailed cash flow analysis would not meaningfully enhance disclosure.

 GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 10


      Due to the level of detail set forth in the complete projections, the presentation of the complete projections in the proxy statement/prospectus would result in voluminous disclosure. We believe that presenting this level of detail in a disclosure document is not customary and could be potentially confusing to shareholders. Further, we believe that the summarized projections set forth in the proxy statement/prospectus provides shareholders with sufficient information to make an investment decision.

Certain Information Concerning Purchaser and the Purchaser Group, page 81

29. Refer to the subsection entitled "Past Transactions." We note that you have limited the disclosure in the first paragraph to the past two completed fiscal years. Please provide the disclosure required by Item 1005(a) of Regulation M-A for the current fiscal year.

      Response - Disclosure with respect to transactions in fiscal 2006 has been added on pages 93 and 94.

30. With respect to your disclosure in subsection entitled "Past Contracts, Negotiations and Agreements Regarding Significant Corporate Events," please tell us why you need to qualify your disclosure "to the best knowledge of Purchaser and the members of the Purchaser Group." What prevents the filing persons from knowing and disclosing this information? Please explain or delete the qualifiers.

      Response - The qualifying language has been deleted from page 94.

Certain Conditions of the Offer, page 93

31. We note in the cover page of the offer document that the conditions to the offer include, among others, the Majority of the Minority condition, the Minimum Tender condition and the receipt by the purchasers of financing. These conditions do not appear in this section. Please revise to include all conditions to the offer in this section.

      Response - The Majority of the Minority Condition, the Minimum Tender Condition and the Financing Condition were disclosed in the first paragraph of the section captioned "Certain Conditions of the Offer." The presentation has been revised to include these conditions in the bullets listed on pages 101 and 102.

32. Refer to the last sentence in the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).

 GIORDANO, HALLERAN & CIESLA
  A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW

Securities and Exchange Commission
May 31, 2006
Page 11


      Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm to us your understanding in this regard.

      Response - We confirm our understanding that depending upon the materiality of the waived condition and the number of days remaining in the offer, the offer may be required to be extended and new disclosure may be required to be recirculated to security holders.

      Please note that in addition to the changes in the Proxy
Statement/Prospectus and Offer to Purchase made in response to the above comments, we have made certain other changes which we wish to bring to your attention, including:

      o The addition of information with respect to internet and telephone voting on pages 14 and 58 of the Proxy Statement/Prospectus and in the proxy card.

      o The addition of disclosure with respect to conditions to its consent imposed by Wakefern Food Corporation on pages 10, 33 and 34 of the Proxy Statement/ Prospectus and Offer to Purchase).

      o The addition of disclosure with respect to book-entry transfer procedures on page 74 and elsewhere in the Offer to Purchase.

      If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 741-3900.

                                            Very truly yours,


                                            PHILIP D. FORLENZA

JAA/db
cc:   H. Christopher Owings (w/encls.)
      Dan Duchovny (w/encls.)
      Peggy Kim (w/encls.)
      Richard J. Saker
      Michael Shapiro
      Michael W. Zelenty

::ODMA\PCDOCS\GHCDOCS\532385\1